FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 30, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Consolidated Results of Operations (US GAAP)

Second quarter, year ending March 2010

Nomura Holdings, Inc. October 2009

This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2009 Nomura Holdings, Inc. All rights reserved.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

The consolidated financial information in this document is unaudited.

Outline

Presentation

Overview of second quarter results (p. 4)

Net revenue and pretax income by region (p.5)

Overview of second quarter results by division (p.6)

Leading share in retail business in Japan (p.7)

Retail business initiatives (p.8)

Asset Management market share continues to grow (p.9)

ECM and M&A mandates by region (since April) (p.10)

EAFE wholesale business gaining huge momentum (p.11)

Exchange market share (EMEA/APAC) (p.12-13)

Global network of liquidity connections (p.14)

Broader, deeper client base (p.15)

Global wholesale business market share (p.16)

Wholesale net revenue share (Apr – Sep 2009) (p.17)

Merchant Banking (p.18)

Well positioned for changing regulatory landscape (p.19)

Allocation of capital being raised (p.20)

Global Markets organization in US (p.21)

Americas business build out (p.22)

Robust financial position (p.23)

We have cleaned our balance sheet (p.24)

Level 3 assets (p.25)

Key performance indicators (p. 26–27)

A year of transformation (p.28)

Financial supplement

Consolidated financial highlights (p. 30)

Consolidated Balance Sheet (p. 31)

Second quarter business segment highlights (p. 32)

First Half Business Segment Highlights (p.33)

Retail (p. 34)

Global Markets (p. 35)

Investment Banking (p. 36)

Merchant Banking (p. 37)

Asset Management (p. 38)

Segment “Other” (p. 39)

Non-interest expenses (p. 40)

Retail related data (p. 41–45)

Global Markets related data (p. 46)

Investment Banking related data (p. 47)

Merchant Banking related data (p. 48)

Asset Management related data (p. 49–50)

Value at risk (p. 51)

Number of employees (p. 52)

Consolidated income (p. 53)

Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 54)

Main revenue items (p. 55)

NOMURA

Overview of second quarter results

Highlights

- Profitable for two consecutive quarters: Net revenue Y300bn, income before income taxes Y27.3bn, net income Y27.7bn.
- Retail continued to achieve total monthly purchases of over Y1trn thanks to ongoing focus on providing consulting services.
- Wholesale build out started in Americas following EMEA and Asia.
- One year after Lehman acquisitions, new platform is contributing to revenues; international revenues exceeded Japan for the first time.
- Capital ratio of 20.8% (preliminary) and Tier 1 ratio of 13.3% as of end September 2009 (17.3% after capital raise, preliminary).
- However, booked Y7bn net credit value adjustment on liabilities.

Second quarter results

Net revenue	Y300.0bn
Income before income taxes	Y27.3bn
Net income[1]	Y27.7bn

1. Net income attributable to Nomura Holdings.

Pretax and net income (loss)


100
0
-100
-200
-300
-400
-500
-72.9
-69.4
-342.9
-399.6
-215.8
-226.9
31.4
11.4
27.7
27.3

	FY2009.3			FY2010.3	
	2Q	3Q	4Q	1Q	2Q
Net revenue	128.1	-49.7	99.2	298.4	300.0
Income (loss) before income taxes	-69.4	-399.6	-226.9	31.4	27.3
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders	-72.9	-342.9	-215.8	11.4	27.7
Total Nomura shareholders' equity	1,810.1	1,419.0	1,539.4	1,544.5	1,615.9
ROE (%)*	-	-	-	3.0%	7.0%
Basic-Net income (loss) attributable to NHI shareholders per share(yen)	-38.18	-179.62	-107.00	4.37	10.22
Shareholders' equity per share (yen)	948.34	743.24	590.99	589.32	580.96

* Quarterly data has been annualized

4

Net revenue and pretax income by region

New platform contributing to revenues; international revenues exceeded Japan for the first time on a firm-wide basis.

Booked pretax profit in all regions.

Breakdown of revenues Breakdown of income Net revenue Pretax income

(billions of yen)

350

300

250

200

150

100

50

0

-50

-100

-150

Japan Total

Non Japan Total

FY2009 1Q

FY2009 2Q

FY2009 3Q

FY2009 4Q

FY2010 1Q

FY2010 2Q

Japan Total

Non Japan Total

100%

80%

60%

40%

20%

0%

-20%

-40%

-60%

-80%

-100%

FY2009 1Q

FY2009 2Q

FY2009 3Q

FY2009 4Q

FY2010 1Q

FY2010 2Q

5

Overview of second quarter results by division

Breakdown of second quarter net revenue and overview of business segment results

Retail

- Retail client assets: Y68.9trn
- Total monthly purchases of Y1trn for three straight months.
- Productivity improved as reorganization of retail channels.

Asset Management

- Asset under management: Y22.9trn
- Public stock investment trust mkt. share[4]: 17.1%
- Net asset inflow[4]: Y318.1bn

Investment Banking

- ECM market share (Japan)[5]: 42.3% (Jan – Sep 2009)
- Best Investment Bank from Asia[6]



(billions of yen)
Retail, 93.2
Global Markets, 174.5
Asset Management, 16.5
Investment Banking, 20.9
Merchant Banking, 3.9

Global Markets

- LSE Market Share #1 (Jul -Sep 2009)[1]
- Eurex Index Option #1(Jul -Sep 2009) [2]
- JGB auction ranking #1 (Apr -Sep 2009) [3]

Merchant Banking

- Investments: Y368.6bn (-15% YoY)
- Returned to profit for first time in a year.
- Generated revenues from two investments

1. Source: LSE. Share is Nomura only, does not include Instinet.
2. Source: Eurex
3. Source: Ministry of Finance; total amount of bids accepted (duration basis). Duration-based amount takes into account remaining number of years of the bonds. Total amount is gained by multiplying amount of bids accepted by duration announced by MoF semi-annualiy.
4. Share of public investment trust market in Japan. Source: The Investment Trusts Association, Japan.
5. Source: Dealogic for Japan share, Jan-Sep 2009
6. As chosen by The Banker magazine in its Investment Banking Awards 2009.

Note: All data as of Sep 30, 2009, unless otherwise indicated.

6

Leading share in retail business in Japan

Continued to achieve total monthly purchases of over Y1trn, well balanced among stocks, bonds, and investment trusts.

Maintained leading share of newly launched investment trust market with share of over 50%.

Total purchases by retail clients1

Stocks Bonds Investment trusts Others

(billions of yen)

1,600 1,400 1,200 1,000 800 600 400 200

0

2009.4 2009.5 2009.6 2009.7 2009.8 2009.9

1. Purchases of investment trusts include switching.

Share of newly launched equity investment trusts2 (Jan – Sep 2009)

Others 7%

C 15%

Nomura 53% B 12%

A 14%

2. Source: Nomura, based on data from The Investment Trusts Association, Japan. Data for newly launched equity investment trusts with over 10 billion yen in initial subscriptions. For funds distributed by multiple sales companies, share is counted in “Other”.

Nomura Retail flagship ad campaign graphic, roughly translated as “I’ll ask Nomura for advice”. 7

NOMURA

Retail business initiatives

- Focused on reorganizing retail sales channels since last year so approach is more in line with customer needs.
- Achieved significant improvements in productivity per salesperson.

Customer-focused channel reformation (since Jul 2008)

Before	After
Asset Management	Wealth Management
Financial Advisory	Financial Consulting
Customer Services	Financial Advisory
	Financial Services

Improved productivity (per salesperson revenues)[1,2]



100
144
Wealth Management
100
128
Financial Consulting
100
134
Financial Advisory

1. FY2009.3 2Q to FY2010.3 2Q comparison.
2. FY2009.3 2Q = 100



それ、野村にきいてみよう。

Nomura Retail flagship ad campaign graphic, roughly translated as "I'll ask Nomura for advice".

8

Asset Management market share continues to grow

Robust sales of investment trusts led to continued increase in investment trust market share.

Recorded industry-leading net asset inflow.

Assets under management and share of domestic public equity investment trust market1

(trillions of yen) (%)

22.0 18.0

21.5

17.6

21.0

17.1%

17.2

20.5

20.0

16.8

19.5

16.4

19.0

18.5 16.0 Apr-09 May-09 Jun-09 Jul-09 Aug-09 Sep-09

Nomura Asset Management net asset inflow1

(billions of yen)

(billions of yen)

600

FY2010.3 2Q

Rank Name

Net asset inflow

400 1 Nomura 318 318

2	A 237
3	B 206

200

4	C 116
5	D 85

0 - 200 - 400

- 600

FY2009.3 FY2010.3

1Q 2Q 3Q 4Q 1Q 2Q

Global expansion

Agreed to invest in LIC Mutual Fund, a subsidiary of India’s largest life insurer Life Insurance Corporation of India, and to form a joint venture. Subject to regulatory approval.

Asian Investor Investment Performance Awards 2009

“Asset Manager of the Year (ETFs Japan)” “Best in Hong Kong Equities” “Japan Onshore Fund House of the Year”

Global Pensions Awards 2009

“Specialist equities manager of the year”

European Pensions Awards 2009

“Emerging Markets Manager of the Year”

1. Source: Nomura, based data from The Investment Trusts Association, Japan.

NOMURA

ECM and M&A mandates by region (since April)

- Maintained leading market share in underwriting in Japan.
- Advised Anglo American in its defense against takeover attempt by Xstrata.

Asia-Pacific

Korea
M&A
- eBay-Gmarket US$1.2bn (Apr)
- KKR-Oriental Brewery US$1.8bn (May)
- Lotte Shopping -Times US$0.62bn (Oct)

Japan
ECM
- Toshiba Y333bn (May)
- Nomura Real Estate Y69.1bn (Jun)
- SMFG Y923bn (Jun)
- All Nippon Airways Y148.9bn (Jul)
- Mizuho FG Y552bn (Jul)
- Mazda Y97.9bn (Sep)



China
ECM
- Beijing Enterprises HK$2.175bn (Apr)

Taiwan
M&A
- UnitedMicroelectronics-He Jian Technology US$0.28bn (Apr)

India
ECM
- HDFC Bank US$0.88bn (Aug)

Japan
M&A
- Hitachi-5 listed subsidiaries Y282.2bn (Jul)
- Sompo Japan-Nipponkoa Y457.0bn (Jul)
- Zeria Pharma-Tillots Pharma CHF136m (Aug)
- Dainippon Sumitomo Pharma-Sepracor US$2.36bn (Sep)
- Aioi Insurance, Nissay Dowa, Mitsui Sumitomo Insurance Y534.5bn (Sep)

Europe

United Kingdom
ECM
- HSBC US$17.7bn (Apr)
- The Berkeley Group US$60m (Jun)

M&A
- Xstrata-Anglo American US$42.5bn (Jun)
- Charterhouse-Wood Mackenzie GBP530m (Jun)
- SEGRO-Brixton GBP1.1bn (Jul)

Netherlands
ECM
- Aegon €1bn (Aug)

Switzerland
ECM
- Givaudan CHF 0.42bn (May)



France
ECM
- Saint-Gobain US$38m (May)
- Société Générale € 4.8bn (Oct)

Spain
ECM
- Banco Espirito Santo US$1.6bn(Apr)

Italy
ECM
- Enel €8bn (May)

Americas

Canada
ECM
- First Quantum Minerals US$5m (Jun)



US
ECM
- Fortress Investment US$0.23bn (May)
- MF Global US$0.132bn (Aug)

Source: Thomson Reuters

10

EAFE[1] wholesale business gaining huge momentum

EAFE Equities

Recent EAFE achievements

- # 1 on LSE (Jul – Sep 2009)[2]
- # 1 on Eurex (Jul - Sep 2009)[3]

Average # daily cash equity trades[5]

EMEA 15x | Asia (ex-Japan) 2x

Month end live stock and index futures[5]

EMEA 7x | Asia (ex-Japan) 1.3x

Net revenue


4x
Asia
(ex-Japan)
EMEA
FY08/3 Q2
FY10/3 Q2

EAFE Fixed Income

Recent EAFE achievements

- Top 10 rankings in Euromoney Interest Rate Derivatives Pool. Previously unranked (Aug 09)[4]

Average # daily flow rates and credit trades[5]

EMEA 5x | Asia[6] (ex-Japan) 4x

Average # daily FX trades[5]

EMEA 31x | Asia[6] (ex-Japan) 2x

Net revenue


3x
Asia
(ex-Japan)
EMEA
FY08/3 Q2
FY10/3 Q2

1. EAFE=Europe, Australasia, and Far East countries, excluding Japan. Data relates to Global Equities, excludes Instinet.
2. Source: LSE
3. Source: Eurex, data relates to equity index stock options.
4. Top 10 Euro Interest Rate Swap (EUR 2-10yrs) and Exotic Rate Derivatives (EUR and all currencies) rank in Europe.
5. Volume uplift compares September volumes to pre-integration or go-live month for each business.
6. April to September comparison.

11

Exchange market share (EMEA)

Number 1 on LSE for three months to September.

Number 1 on Eurex for equity index options for three months to September. Number 1 overall in August.

Exchange market share

London Stock Exchange

Eurex (equity index options)

10% 9% 8% 7% 6% 5% 4% 3% 2% 1% 0%

25 11 11 11 8 3 #1 #1 #1

0.7% 2.7% 3.2% 3.2% 4.1% 6.3% 7.5% 7.6% 7.2%

Jan Feb Mar Apr May Jun Jul Aug Sep

1 5 10 15 20 25 30

%Mkt share (value) Value rank

14% 12% 10% 10% 8% 6% 4% 2% 0%

61 6 6 4 3 3 #1 #1 #1

0.2% 4.3% 4.9% 5.6% 6.4% 7.3% 10.7% 12.2% 10.4%

Jan Feb Mar Apr May Jun Jul Aug Sep

1 10 20 30 40 50 60 70

%Mkt share (value) Value rank

Note: Nomura market shares excluding Instinet.

Exchange market share (APAC)

TSE market share up 2% in past year (# 1 in August); Volumes on major Asia exchanges also increased significantly.

Exchange market share and trading volumes

Japan Hong Kong South Korea TSE

9.0 8.0 7.0 6.0 5.0 (%)

08.01 08.03 08.05 08.07 08.09 0.811 09.01 09.03 09.05 09.07 09.09

350 300 250 200 150 100 50 0

Jan-09 Sep-09 100 156 100 326

MARKET NOMURA

Taiwan 600 500 400 300 200 100 0

Jan-09 Sep-09 100 367 100 521

MARKET NOMURA

700 600 500 400 300 200 100 0

Jan-09 Sep-09 100 198 100 649

MARKET NOMURA

India 600 500 400 300 200 100 0

Jan-09 Sep-09 100 180 100 510

MARKET NOMURA

Note: Nomura market share and trading volumes excluding Instinet.

Global network of liquidity connections

Exchanges with license and countries with primary dealership1

US PD American Stock Exchange NASDAQ New York Futures Exchange New York Mercantile Exchange New York Stock Exchange

Chicago Board Options Exchange Chicago Board of Trade Chicago Mercantile Exchange

Philadelphia Board of Trade Philadelphia Options Exchange Philadelphia Stock Exchange

Boston Stock Exchange

UK PD London Stock Exchange Chi-X Europe BATS Europe Turquoise Nasdaq OMX Europe NYSE Arca Europe Smartpool BlockMatch EuroMillenium LIFFE

Ireland PD

Euronext Paris, Amsterdam, Brussels & Lisbon

Eurex Matif SA, Paris France PD

SIX Swiss Exchange Swiss Block

Greece PD

Germany PD Deutsche Boerse

Austria PD

Borsa Italiana Wiener Borse Italy PD

OMX Copenhagen, Helsinki, Stockholm & Oslo Bors

Bangkok Stock Exchange

SGX, Singapore

Hong Kong Exchange

Bursa Malaysia

Bombay Stock Exchange India PD

Korean Stock Exchange

Japan PD Tokyo Stock Exchange TIFFE, Tokyo Osaka Securities Exchange Nagoya Stock Exchange

Taiwan Stock Exchange

Sydney Futures Exchange Australia AOFM

Exchange with license on Equity product (21 countries) Fixed Income Primary Dealership (11 countries)

1. Excludes Instinet coverage

Broader, deeper client base

Global Equities client numbers1

Revenues from top 10 Global Equities clients

4.1x

Active Clients Numbers

1.5x

1.7x

EMEA Cash

NJA Cash

US Cash

Sep 08

Sep 09

2.4x

3.4x

1.5x

Sep 08

Sep 08

EMEA NJA US

Global Fixed Income client numbers2

Client A

Client B

Client C

Client D

Client E

Client F

Client G

Client H

Client I

Client J

2009 YTD ann.

2008 ann.

Revenues from top 10 Global Fixed Income clients

Client 1

Client 2

Client 3

Client 4

Client 5

Client 6

Client 7

Client 8

Client 9

Client 10

2009 YTD ann.

2008 ann.

1. Global clients for EMEA and non-Japan Asia cash. US clients for US cash. Excludes Instinet

2. Client numbers for all products including cash and derivatives.

Global wholesale business market share

Increasing market share in peer group of top 10 companies with global wholesale operations.

Net revenue and share1

(billions of USD)

6.0

5.0

4.0

3.0

2.0

1.0

0.0

0.1

0.6

0.2

1.5%

0.5

2.0

4.2%

2.0

12%

10%

8%

6%

4%

2%

0%

09 Jan-Mar

1H

(% share)

IB FI EQ

Wholesale business revenue share1 top 10 (Apr - Sep)

MS 6.4%

BarCap 8.8%

CS 9.6%

DB 9.8%

BoA/ML 11.2%

Citi 12.3%

JPM 14.2%

GS 19.4%

UBS 4.1%

Nomura 4.2%

1. GS, JPM, Citi, BoA/ML, MS, and CS are 2009 April to September revenues. DB, UBS, and BarCap 2009 July to September revenues are calculated by Nomura based on analyst forecasts.

Note: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide. 16

Wholesale net revenue share (Apr – Sep 2009)

Investment Banking net revenue share1

Wholesale net revenue share1,2

1.GS, JPM, Citi, BoA/ML, MS, and CS are 2009 April to September revenues. DB, UBS, and BarCap 2009 July to September revenues are calculated by Nomura based on analyst forecasts.

2.Wholesale net revenue data based on sum of data from three other charts (Investment Banking, Global Fixed Income, Global Equities).

Note: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide.

Global Equities net revenue share1

Global Fixed Income net revenue share1

Nomura 4.2%

UBS 4.1%

GS19.4%

JPM 14.2%

Citi 12.3%

BoA/ML 11.2%

DB 9.8%

CS 9.6%

BarCap 8.8%

MS 6.4%

Nomura 7.8%

MS 6.6%

JPM 6.2%

Citi 5.9%

GS 22.5%

CS 14.4%

UBS 9.7%

BoA/ML 9.2%

BarCap 9.1%

DB 8.6%

Nomura 2.6%

JPM 19.5%

BoA/ML 15.3%

Citi 11.6%

GS 11.7%

MS 10.8%

DB 8.5%

UBS 7.2%

CS 6.9%

BarCap 5.8%

Nomura 3.2%

UBS 0.7%

GS 20.5%

JPM 15.9%

Citi 15.3%

BoA/ML 10.8%

DB 10.7%

BarCap 9.7%

CS 8.4%

MS 4.9%

Merchant Banking

Business exposure is declining. Booked revenue on exit from Kawamura Electric investment and in Europe from increase in value of bio-pharma venture investee company. Returned to profit for first time in a year.

Continue to focus on increasing value of existing investments.

Business exposure

(billions of yen) 500

433.8

400 368.6 154.8 300 112.3 4.7 3.1

60.3

65.9

200

100 214.0

187.2

0

Sep. 30, 2008 Sep. 30, 2009

Terra Firma Asia Europe (excluding Terra Firma) Japan

Merchant Banking net income

(billions of yen) 40

20 14.6

1.3

0

-3.6

-20

-23.0

-40 -37.6

FY2009.3 FY2010.3

2Q 3Q 4Q 1Q 2Q

Well positioned for changing regulatory landscape

Regulatory capital

Increased quantity and quality of capital.

Significantly increased capital for market risk.

Use of stressed VaR to avoid pro-cyclical capital.

Expected regulatory capital divide

Nomura plans to operate in this range (strong capital base and ability to serve clients needs) Nomura

Expected regulatory capital divide

Increasingly marginal Major institutional opportunities franchise

Actions to maintain capital ratios

Industry trend is for smaller balance sheets, Nomura is going for growth.

Efficient use of capital.

Shift to less capital intensive businesses.

Increase cost efficiencies.

Increased regulatory requirements

Leverage

A gross leverage ratio backstop.

Liquidity

Major intensification of liquidity regulation and supervision.

Allocation of capital being raised

Capital allocation highlights

1. Retail expansion

• Invest in IT platform to improve customer service while controlling costs and headcount.

2. US build out

• Build out product and service platform in Global Markets and Investment Banking.

3. Asian and Islamic market growth

• Develop onshore opportunities and expand client network.

• Evaluate potential JVs in China and India.

4. EAFE wholesale growth

• Strategic business line investments (GM Asia and Europe)

5. Buffer for the future

• Hold a buffer against possible market shocks.

• Prepare for increases in regulatory capital.

Global Markets organization in US

Strong team with established track record.

Americas Global Markets organization chart

Ex - BoA

Ex - Lehman Americas Equities Ciaran O’Kelly Head of Equities, Americas

Liquid Markets Prime Services Equity Derivatives Research

Prog. Elec. Equity Flow Structured Quants Cash CB Systematic Futures Trading Trading Finance Derivatives Product Research

Americas Fixed Income Jeff Michaels / Charles Spero Joint Heads of Fixed Income, Americas

Products Sales Research

Foreign Securitized Rates Credit Exchange Products

Americas business build out

Following on from EMEA and Asia, now started building out trading businesses in Americas.

Cash equities (European, Asian, US equities) Average daily trades, index

6.3x 100 627

November 2008 September 2009

Flow rates and flow credit Average daily trades, index

1.5x 100 149

August 2009 September 2009

Equity derivatives

Average daily trades of live single stock and index futures, index

2.7x 100 270

June 09 September 2009

Currency trading Average weekly trades, index

5.6x 100 563

1st week of September 4th week of September

Note: Volume uplift compared to pre-integration or go-live month for each business. Excludes Instinet.

Currency trading index is weekly data from 1st week of September to 4th week of September. 22

NOMURA

Robust financial position

Total capital ratio

Financial Indicators

Balance sheet data information

- Total assets Y27.7trn
- Shareholders' equity Y1.62trn
- Gross leverage 17.1x
- Net leverage 11.1x
- Level 3 assets (net) Y1.27trn
- Liquidity Y3.5trn

(billions of yen)

(Preliminary)	30 Sep	Proforma capital raise
Tier 1	1,488	1,932
Tier 2	585	585
Tier 3	302	302
Total capital	2,318	2,762
RWA	11,131	11,140
Tier 1 ratio	13.3%	17.3%
Total capital ratio	20.8%	24.7%

* Figures after capital raise is Nomura estimated.

Comparison of capital ratios

Tier 1 capital / Risk weighted assets[1]



17.3% (Proforma, preliminary)
13.3%
Nomura
GS
MS
CS
UBS
Citi
BoA
BARC
DB
JPM

Adjusted leverage

Net assets / Tier 1 capital[1,2]



Net leverage on US GAAP basis (estimates for Barclays, UBS)
Net leverage on IFRS basis
12.1x
9.5x (Proforma, preliminary)
GS
Nomura
MS
BoA
Citi
JPM
BARC 3
CS
UBS 3
DB

Comparison of credit ratings[4]

Notch Gap



AA
AA-
A+
A
A-
BBB+
BBB
BBB-
DB
UBS
BARC
JPM
BoA
Citi
GS
MS
CS
Nomura

1. Competitor data as of June 30, 2009. Nomura data as of September 30, 2009; all ratios pro forma for capital raise completed on October 7, 2009
2. Net leverage is defined as total assets minus collateralized agreements divided by Tier 1 capital
3. US GAAP estimates prepared by Nomura for Barclays and UBS, which report under IFRS and do not provide US GAAP estimates. International Financial Reporting Standards (IFRS) are Standards, Interpretations and the Framework for the Preparation and Presentation of Financial Statements adopted by the International Accounting Standards Board
4. S&P ratings

Note: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide.

23

We have cleaned our balance sheet

Majority of assets are highly liquid.

Balance sheet has expanded from last year, but has consistently remained sound.

Balance Sheet Composition

FY09.3 Q2 FY10.3 Q2

Assets

JPY billion JPY billion

Cash and cash equivalent 1,510.5 6.1% 854.5 3.1%

Reverse repos 7,733.9 31.2% 9,724.3 35.2%

Governments and Municipal bonds 2,172.7 8.8% 3,789.4 13.7%

Corporate and Agency bonds 1,685.3 6.8% 1,579.2 5.7%

Equities and other 1,063.4 4.3% 1,777.1 6.4%

Collateral securities pledged 3,941.4 15.9% 3,816.2 13.8%

Derivatives (gross) 811.6 3.3% 1,599.9 5.8%

Private equities 399.7 1.6% 320.6 1.2%

Leveraged loans 126.7 0.5% 89.4 0.3%

Whole loans, Mortgages 329.6 1.3% 296.8 1.1%

Other assets 4,983.3 20.1% 3,627.8 13.8%

Total assets 24,758.1 100.0% 27,661.4 100.0%

Highly liquid assets

Increased from 46% to 52% of total assets

Trading assets

Increased from 39% to 45% of total assets

Less liquid assets

Cautiously managed

Currently 2.6% of Total assets

NOMURA

Level 3 assets

- Continue to cautiously manage illiquid asset exposure.

Highlights

- Net Level 3 assets mainly declining in equity positions.
- Declined by over Y90.0bn compared to prior quarter, net level at Y1.27trn as of end of September.
- After capital raise, gross Level 3 assets/Tier 1 capital expected to decline to 66% on net basis (99% gross).
- Well positioned in relation to global peer group.

Level 3 assets

Level 3 Assets / Tier 1 capital[1,2]


99%
DB
CS
MS
UBS
JPM
Nomura
Citi
GS
BoA

1. Competitor data as of June 30, 2009. Nomura data as of September 30, 2009; ratio pro forma for capital raise completed on October 7, 2009.
2. Chart shows (i) gross level 3 assets (BoA, Citi, CS, JPM and Nomura), (ii) Level 3 assets where netted among positions classified within fair value hierarchy but not netted for positions across levels of fair value hierarchy (GS and MS) and (iii) level 3 assets on net basis (DB). UBS figure unclear whether gross or net; Barclays data not available.

Source: Nomura, based on company financial statements and press releases.

Breakdown of Level 3 assets (as of September 2009)[1,2]


25%
18%
15%
15%
11%
16%
Private Equity
Equities
Mortgage and other mortgage backed securities
Bank and corporate debt securities and loans for trading purpose
Derivative contracts
Other

1. Preliminary (before review).
2. Net basis.

25

Key performance indicators

Retail

Retail client assets
(trillions of yen)



59.3
67.2
68.9
FY2009.3
FY2010.3
4Q
1Q
2Q

Asset Management

Assets under management
(trillions of yen)



20.2
22.2
22.9
FY2009.3
FY2010.3
4Q
1Q
2Q

Global Equities

Market share[1]



Japan
LSE
US
8.8%
8.3%
9.2%
7.4%
8.2%
5.1%
4.8%
3.7%
4.2%
FY2009.3
FY2010.3
4Q
1Q
2Q

Global Fixed Income

Share[2]



1.4%
3.3%
2.7%
FY2009.3
FY2010.3
4Q
1Q
2Q

1. LSE share is total of Nomura and Instinet. Tokyo (total of Nomura, Joinvest Securities and Instinet), Osaka, and Nagoya shares based on Japan Securities Dealers Association data. US share is Instinet only, figure is Instinet trading value divided by market trading value.
2. Share based on peer group revenues: GS, JPM, Citi, BoA/ML, MS, and CS are 2009 July to September revenues. DB, UBS, and BarCap 2009 July to September revenues are calculated by Nomura based on analyst forecasts.

Note: No representations or warranty are made that the information on this page is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions.

26

Key performance indicators

Investment Banking

Rank1

Global ECM ranking Global M&A ranking

FY2009.3 FY2010.3 #13 #10 #9 #22 #16 #13

4Q 1Q 2Q

Return on equity

3.0% 7.0%

-58.4%

FY2009.3 FY2010.3

4Q 1Q 2Q

1. Source: Thomson Reuters.

2. PE=Personnel expense. NPE=Non-personnel expense

Merchant Banking

(billions of yen) Business exposure ratio Pre-tax income to business exposure

366.3 382.1 368.6

0.3% -0.9% -6.3% FY2009.3 FY2010.3

4Q 1Q 2Q

Cost efficiencies

(billions of yen) Compensation to net revenue ratio Cost reduction (1H)2

100

30 PE

25

45

NPE

FY2009.3 FY2010.3 163% 46% 49%

4Q 1Q 2Q

Target PE NPE Current

NOMURA

A year of transformation

2008 Oct - Dec

Create Change

Investment Banking

- Rank #1 in Cross Border M&A in Asia (Thomson)

Tier 2: Raised Y410bn (Dec)

2009 Jan - Mar

Speed

Global Equities

- Low latency execution platform started

Global Fixed Income

- Global interest rate, credit & currency trading resumes

Tier 1: Raised Y280bn (Mar)

2009 Apr - Jun

Return to Profitability

Returned to profit as international business significantly expanded

- Expanded client base in EAFE
- Rapid growth in flow businesses
- Personnel expense conversion into variable cost in progress

Launched Y100bn cost reduction project (Apr)

2009 Jul -Sep

Higher Market Presence

Global Equities

- Rank #1 on LSE (Jul/Aug/Sep)
- Rank #1 on TSE (Aug)

Global Fixed Income

- Primary Dealer (US in Jul, India in Sep)

Investment Banking

- Best M&A House in China (Euromoney)

Introduced Global Employee System (Jul)

2009 Oct -

World-class Products & Services

- Broad client reach
- New products
- World-class talent
- Global footprint
- Enhanced IT platform

Market Cap	Y 2.4trn
Total Assets	Y27.7trn
Headcount	25,917

Tier 1: Raised Y430bn (Oct)



(billions of yen)
350
250
150
50
-50
-150
Net Revenue - Domestic Total
Net Revenue - Overseas Total
ROE
3.0
7.0
FY2009 3Q
FY2009 4Q
FY2010 1Q
FY2010 2Q
FY2010 3Q

Transition complete in T+70 days → System Integration & client On-boarding → New wholesale business started → Americas business started → Global investment bank build out

28

Financial Supplement

NOMURA

Consolidated financial highlights

Full year


Net income (loss)
ROE (%)
(billions of yen)
400
200
0
-200
-400
-600
-800
20%
10%
0%
5.2%
15.5%
8.3%
94.7
304.3
175.8
-67.8
-708.2

Quarter


(billions of yen)
100
0
-100
-200
-300
-400
3.0%
7.0%
11.4
27.7
-72.9
-342.9
-215.8

	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3			FY2010.3	
						2Q	3Q	4Q	1Q	2Q
Net revenue	799.2	1,145.7	1,091.1	787.3	312.6	128.1	-49.7	99.2	298.4	**300.0**
Income (loss) before income taxes	206.3	452.0	318.5	-64.9	-780.3	-69.4	-399.6	-226.9	31.4	**27.3**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders	94.7	304.3	175.8	-67.8	-708.2	-72.9	-342.9	-215.8	11.4	**27.7**
Total Nomura shareholders' equity	1,868.4	2,063.3	2,185.9	1,988.1	1,539.4	1,810.1	1,419.0	1,539.4	1,544.5	**1,615.9**
ROE (%)[1]	5.2%	15.5%	8.3%	-	-	-	-	-	3.0%	**7.0%**
Basic-Net income (loss) attributable to NHI shareholders per share(yen)	48.80	159.02	92.25	-35.55	-364.69	-38.18	-179.62	-107.00	4.37	**10.22**
Shareholders' equity per share (yen)	962.48	1,083.19	1,146.23	1,042.60	590.99	948.34	743.24	590.99	589.32	**580.96**

1. **Quarterly data has been annualized.**

Note: Noncontrolling interest, which was previously included in Liabilities, is classified as equity in accordance with SFAS 160. Previously reported amounts have been made to conform to the current year presentation.

30

Consolidated balance sheet

Consolidated balance sheet

(billions of yen)

Mar. 31, Sep. 30, Increase Mar. 31, Sep. 30, Increase

2009 2009 (Decrease) 2009 2009 (Decrease)

Assets Liabilities

Cash and cash deposits 1,423 854 (568) Short-term borrowings 1,183 1,243 60

Payables and deposits 1,242 1,245 3

Loans and receivables 1,643 1,854 211 Collateralized financing 10,158 9,050 (1,108)

Trading liabilities 4,752 7,810 3,058

Collateralized agreements 8,413 9,724 1,312 Other liabilities 468 623 156

Long-term borrowings 5,483 6,062 579

Trading assets and

private equity investments 1 11,673 13,439 1,766 Total liabilities 23,286 26,034 2,748

Other assets 1,687 1,790 103 Equity

Total Nomura shareholders’ equity 1,539 1,616 77

Noncontrolling interest 12 11 (1)

Total assets 24,838 27,661 2,824 Total liabilities and shareholders’ equity 24,838 27,661 2,824

1. Including securities pledged as collateral.

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

NOMURA

Second quarter business segment highlights

Net revenue

(billions of yen)



350
300
250
200
150
100
50
0
-50
-100
-150
-200
-250
-300
136.4
28.0
14.7
20.5
5.2
74.5
-6.5
-38.2
64.7
10.8
22.7
69.7
-171.1
-35.0
103.2
30.5
13.1
9.4
6.6
61.9
-18.4
288.6
18.7
25.7
187.1
95.4
-1.1
-37.1
301.9
16.5
3.9
20.9
174.5
93.2
-7.1

FY2009.3			FY2010.3	
2Q	3Q	4Q	1Q	2Q
136.4	-38.2	103.2	288.6	301.9

Income (loss) before income taxes

(billions of yen)



100
50
0
-50
-100
-150
-200
-250
-300
-350
-400
-61.1
13.6
14.6
0.8
5.3
-86.7
-8.7
-388.1
2.3
-295.5
-19.9
-37.6
-2.1
-35.2
-223.0
0.5
-5.5
-130.8
-41.3
-23.0
-22.9
21.7
5.1
62.3
27.9
-5.4
-3.6
-64.6
29.1
4.5
1.3
46.7
26.4
-9.7
-39.9

FY2009.3			FY2010.3	
2Q	3Q	4Q	1Q	2Q
-61.1	-388.1	-223.0	21.7	29.1

Reference

- Retail: p. 34
- Global Markets: p. 35
- Investment Banking: p. 36
- Merchant Banking: p. 37
- Asset Management: p. 38
- Segment "Other": p. 39
- Adjustment of consolidated results and segment results: Income (loss) before income taxes: p. 54



Other
Asset Management
Merchant Banking
Investment Banking
Global Markets
Retail

Note1: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Note2: Net income (loss) is net income (loss) before subtracting net income attributable to noncontrolling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

32

NOMURA

First Half Business Segment Highlights

Net revenue

(billions of yen)



700
600
500
400
300
200
100
0
-100
-200
-300
270.8
52.5
35.8
34.2
4.4
160.3
-16.5
65.0
95.2
24.0
29.3
131.6
-161.7
-53.4
590.5
35.1
2.8
46.6
361.6
188.5
-44.2

FY2009.3		FY2010.3
1H	2H	1H
270.8	65.0	590.5

Income (loss) before income taxes

(billions of yen)



300
200
100
0
-100
-200
-300
-400
-500
-600
-700
-146.1
8.9
21.5
3.9
-148.3
-24.7
-7.4
-611.0
-3.3
-426.3
-61.3
-60.6
-1.6
-58.0
50.8
9.6
108.9
54.2
-15.1
-2.3
-104.5
Other
Asset Management
Merchant Banking
Investment Banking
Global Markets
Retail

FY2009.3		FY2010.3
1H	2H	1H
-146.1	-611.0	50.8

Reference

- Retail: p. 34
- Global Markets: p. 35
- Investment Banking: p. 36
- Merchant Banking: p. 37
- Asset Management: p. 38
- Segment "Other": p. 39
- Adjustment of consolidated results and segment results: Income (loss) before income taxes: p. 54

Note1: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Note2: Net income (loss) is net income (loss) before subtracting net income attributable to noncontrolling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

33

NOMURA

Retail

Net revenue and income (loss) before income taxes

Quarter

(billions of yen)



120
100
80
60
40
20
0
-20
74.5
69.7
61.9
95.4
93.2
5.3
2.3
-5.5
27.9
26.4
Net revenue
Income before income taxes
FY2009.3
FY2010.3
2Q
3Q
4Q
1Q
2Q

Full year

(billions of yen)



500
400
300
200
100
0
304.4
446.5
440.1
402.0
291.9
81.2
197.2
160.9
122.3
18.2
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2009.3

- **Business performance**
  - Second quarter net revenue was 93.2 billion yen (-2.3% QoQ, +25.1% YoY). Income before income taxes was 26.4 billion yen(-5.4%, 5x YoY).
  - Consulting-based approach resulted in net increase in client assets. Reorganization of sales channels showing results, leading to increased productivity.
- **Growing customer base**
  - Retail client assets of 68.9 trillion yen at end of June (+Y1.8trn QoQ).
  - Number of accounts with a balance increased by approx. 23,000 from prior quarter to 4.52 million.
  - 71,000 new accounts opened by retail investors.
- **Investment trust sales**
  - Sales of equity investment trusts totalled 1.5954 trillion yen (+12% QoQ).
  - Investment trust commissions of 41.5 billion yen (+4.3%QoQ).
  - Newly launched investment trusts (as of September 30).

Nomura Emerging Markets Consumer Stock Fund	117.8 billion yen
Nomura PIMCO US High Yield Bond Fund	106.1 billion yen
UBS(JP) Global defensive sector corporate bond und	46.4 billion yen
Nomura Japan Real Small Capitalization Stock Fund	39.0 billion yen
Schroder China / India Related Developed Countries Equity Fund	36.2 billion yen

- **Quarter highlights**
  - Total subscriptions of 173.8 billion yen from 13 IPOs and POs.

Reference

- Net revenue and income (loss) before income taxes: p. 41
- Retail stock brokerage commissions, commissions for distribution of investment trusts: p. 42
- Retail client assets: p. 43
- Retail client assets: Net asset inflow: p. 44
- Number of accounts: p. 45

34

NOMURA

Global Markets

Net revenue and income (loss) before income taxes

Quarter


(billions of yen)
200
150
100
50
0
-50
-100
-150
-200
-250
-300
187.1
174.5
62.3
46.7
9.4
-6.5
-86.7
-171.1
-130.8
-295.5
Net revenue
Income before income taxes
FY2009.3
FY2010.3
2Q
3Q
4Q
1Q
2Q

Full year


(billions of yen)
400
200
0
-200
-400
-600
243.1
371.1
290.0
95.6
60.2
157.7
58.8
-226.2
-157.3
-574.6
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2009.3

- **Business performance**
  - Second quarter net revenue was 174.5 billion yen (-6.7% QoQ). Income before income taxes was 46.7 billion yen (-25.1% QoQ)
  - Global Fixed Income
    - Revenue centred on client flow businesses.
    - Flow rates, flow credit business both had solid performance.
  - Global Equities
    - Robust trading revenue and client flows.
    - Revenues generated by flow derivatives and corporate derivatives in EMEA as well as large public offerings and convertible bonds in Asia-Pacific.
- **Japanese loan-related business**
  - Nomura Capital Investment: Total credit extended of 183.1 billion yen (including commitments)
- **Quarter highlights**
  - Received Primary Dealer licenses in US and India
  - Number 1 on LSE (Jul – Sep).
  - Instinet: Voted Best Agency Broker in Europe and Asia.
  - Chi-X increased market share in Europe and Canada (FTSE100: 19% in Sep; Canada TSX60: 13% in Sep).
  - Started US build out.
    - Global Fixed Income: Hiring core team members, increasing headcount, stated operations in each product line.
    - Global Equities: Flow derivatives desk fully operational.

Reference

- Net revenue and income (loss) before income taxes: p. 46
- Monoline insurer-related exposure: p. 46
- Value at risk: p. 51

35

Investment Banking

Net revenue and income (loss) before income taxes

Quarter

(billions of yen)

40

30

20

10

0

-10

-20

-30

-40

-50

5.2

22.7

6.6

25.7

20.9

-8.7

-19.9

-41.3

-5.4

-9.7

Net revenue

Income before income taxes

FY2009.3 FY2010.3

2Q 3Q 4Q 1Q 2Q

Full year

(billions of yen)

120

90

60

30

0

-30

-60

75.4

99.7

99.2

83.1

63.5

29.2

51.5

44.4

22.8

-57.4

FY2005.3

FY2006.3

FY2007.3

FY2008.3

FY2009.3

-Business performance

-Second quarter net revenue was 20.9 billion yen (-18.4% QoQ, 4x YoY). Loss before income taxes was 9.7 billion yen

-Japan business slowed down compared to the prior quarter as ECM market volume declined.

-Europe expanded revenues with solutions business. Although revenues declined in Asia compared to the first quarter, the number of deals increased.

Major deals

-Equity underwriting: Mizuho Financial Group: Y552bn ANA: Y148.9bn

-M&A: Advisor to Anglo American on its defense against takeover attempt by Xstrata.

Financial advisor to Sompo Japan Insurance on business integration with Nipponkoa Insurance: Y457bn

Financial advisor to Dainippon Sumitomo Pharma on acquisition of Sepracor: US$2.36bn

Financial advisor to Aioi Insurance on business integration with Dowa General Insurance and Mitsui Sumitomo Group Holdings: Y534.5bn

Reference

Net revenue and income (loss) before income taxes: p. 47

League tables: p. 47

Merchant Banking

Net revenue and income (loss) before income taxes

Quarter

(40 billions of yen)

20.5

20

3.9

14.6 1.3

0

-1.1 -18.4 -3.6 -20 -35.0 -23.0

-40

-37.6

Net revenue Income before income taxes FY2009.3 FY2010.3

2Q 3Q 4Q 1Q 2Q

Full year

(billions of yen)

80 68.2 65.0 64.8

60

40 55.4 52.8 53.3

20 7.3

0

-3.0

-20 -40 -60

-80 -85.3 -69.9

-100

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

-Business performance

-Second quarter net revenue was 3.9 billion yen. Income before income taxes was 1.3 billion yen.

-Total investments declined. Booked revenues on exit from investment in Kawamura Electric and in Europe from realized/unrealized -gains on bio-pharma venture. Returned to profit for first time in four quarters.

-Continue to focus on increasing the value of existing investee companies.

Reference

Net revenue and income (loss) before income taxes: p. 48

Business exposure: p. 48

NOMURA

Asset Management

Net revenue and income (loss) before income taxes

Quarter


(billions of yen)
40
30
20
10
0
-10
14.7
10.8
13.1
18.7
16.5
0.8
0.5
5.1
4.5
-2.1
Net revenue
Income before income taxes
FY2009.3
FY2010.3
2Q
3Q
4Q
1Q
2Q

Full year


(billions of yen)
100
80
60
40
20
0
47.6
64.1
88.1
88.7
59.8
13.0
23.8
39.4
34.0
7.4
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2009.3

- **Business performance**
  - Second quarter net revenue was 16.5 billion yen (-11.7% QoQ, +11.9% YoY). Income before income taxes was 4.5 billion yen (-12.8% QoQ, 5.6x YoY).
  - Assets under management increased by 700 billion yen from the end of June to 22.9 trillion yen as of the end of September. Continued inflows into investment trusts on the back of robust demand for newly launched funds.
  - Outstanding balance of Asset Management products sold via bank channels in Japan
    Banks, others[1]: Y1.172trn (+Y100.7bn from end of June)
    Japan Post Bank: Y439.5bn (+Y7bn from end of June)
- **Quarter highlights**
  - Delivered timely new funds matched to customer needs that allow investors to choose from different currencies, sectors, and business fields.
  - In investment advisory, received new mandates from Japanese pension funds and overseas institutional investors for Japanese and Asian equities, global bonds, and credit investments.

Reference

- Net revenue and income (loss) before income taxes: p. 49
- Assets under management: p. 49-50
- Investment trust related data: p. 50

1. Excludes Japan Post Bank and Nomura Trust & Banking.

Note: The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

38

Segment “Other”

Income (loss) before income taxes

Business Performance Full year Quarter

Second quarter loss before

(billions of yen) (billions of yen)

Includes ¥34.0bn related Fortress income taxes of 39.9billion

60 60 to impairment of yen.

Nomura Real Estate

Holdings IPO ¥62.3bn Booked net credit value

40 40 adjustment of 7.0 billion yen

17.8 on liabilities.

20 8.5 13.6 20

0 0

-20 -20

-20.9 -22.9

-40 -27.3 -35.2 -40 -39.9

-60 -60

-65.4 -64.6

JAFCO

-80 -80 impairment of FY2009.3 FY2010.3 ¥13.6bn FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

2Q 3Q 4Q 1Q 2Q

Net gain / loss on trading related to economic -9.7 -64.8 -38.4 -9.7 64.2 20.2 40.3 2.7 3.3

1.9

hedging transactions

Realized gain on investments in equity securities 7.0 8.4 18.1 1.5 -2.4 -1.5 -1.4 0.2 0.1

-0.5

held for operating purposes

Equity in earnings of affiliates 7.3 27.8 53.2 4.7 -0.7 4.0 -0.4 -6.4 3.7 0.6 Corporate items 4.5 -7.4 -11.1 -13.4 -70.5 -2.3 -35.0 -27.6 -24.9 -19.6 Others1 -0.6 8.7 -4.1 -4.0 -56.0 -6.8 -38.7 8.2 -46.7 -22.4 Income before income taxes 8.5 -27.3 17.7 -20.9 -65.4 13.6 -35.2 -22.9 -64.6 -39.9

1. Businesses not included in the five business divisions (Joinvest Securities, Nomura Trust & Banking, etc.) are included in others.

Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

NOMURA

Non-interest expenses


Full year
Quarter
(billions of yen)
(billions of yen)
1,200
1,000
800
600
400
200
0
400
300
200
100
0
607.2
687.9
852.2
1,092.9
197.5
349.9
326.1
266.9
272.7
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits

	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3 2Q	FY2009.3 3Q	FY2009.3 4Q	FY2010.3 1Q	FY2010.3 2Q	QoQ
Compensation and benefits	311.3	331.0	366.8	491.6	80.1	161.8	161.7	138.1	**146.6**	**6.2%**
Variable-type compensation and benefits	150.5	157.6	174.7	129.9	33.0	26.1	31.3	50.3	**57.6**	**14.6%**
Commissions and floor brokerage	31.4	49.8	90.2	73.7	20.3	17.6	17.1	20.0	**21.7**	**8.3%**
Information processing and communications	89.1	109.5	135.0	155.0	34.6	40.8	46.2	40.2	**43.9**	**9.4%**
Occupancy and related depreciation	50.8	57.4	64.8	78.5	17.2	23.2	22.2	22.0	**22.6**	**2.8%**
Business development expenses	30.6	35.3	38.1	31.6	7.9	8.1	8.6	6.3	**6.4**	**2.0%**
Other	94.1	105.0	157.2	262.6	37.3	98.3	70.4	40.4	**31.5**	**-22.1%**
Total	**607.2**	**687.9**	**852.2**	**1,092.9**	**197.5**	**349.9**	**326.1**	**266.9**	**272.7**	**2.2%**

- **Business Performance**
  - Second quarter non-interest expenses of 272.7 billion yen (+2.2% QoQ)
- **Compensation and benefits reduction**
  - Turning fixed compensation and benefits into variable.
- **Reduction in other expenses**
  - Other expenses declined due to absence of impairment charges and other special factors

Reference

- **Number of employees: p. 52**

40

Retail related data (1)

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3			FY2010.3		QoQ	YoY
						2Q	3Q	4Q	1Q	2Q		
Commissions	174.0	269.4	251.4	225.9	151.0	41.0	28.9	35.5	55.9	**59.8**	**7.0%**	**45.8%**
Sales credit	73.7	109.0	96.8	94.2	71.4	15.0	22.8	12.3	20.0	**15.5**	**-22.3%**	**3.2%**
Fees from investment banking	24.5	26.4	24.0	14.9	13.4	2.0	5.6	3.7	7.2	**5.1**	**-28.7%**	**153.4%**
Investment trust administration fees and other	26.1	34.4	47.5	59.7	50.9	15.2	10.9	9.3	11.1	**11.8**	**5.8%**	**-22.7%**
Net interest revenue	6.1	7.4	20.4	7.3	5.2	1.1	1.4	1.1	1.2	**0.9**	**-22.3%**	**-20.4%**
Net revenue	304.4	446.5	440.1	402.0	291.9	74.5	69.7	61.9	95.4	**93.2**	**-2.3%**	**25.1%**
Non-interest expenses	223.2	249.3	279.3	279.7	273.6	69.1	67.4	67.5	67.5	**66.8**	**-1.1%**	**-3.4%**
Income before income taxes	81.2	197.2	160.9	122.3	18.2	5.3	2.3	-5.5	27.9	**26.4**	**-5.4%**	**395.6%**
Domestic distribution volume of investment trusts[1] (billions of yen)				9,846.9	6,825.1	1,838.2	1,319.7	1,637.8	2,327.2	**2,446.8**	**5.1%**	**33.1%**
Bond investment trusts				3,681.8	2,731.6	713.8	625.5	591.4	624.0	**593.3**	**-4.9%**	**-16.9%**
Stock investment trusts				4,816.1	2,969.3	840.0	423.3	867.5	1,425.0	**1,595.4**	**12.0%**	**89.9%**
Foreign investment trusts				1,349.0	1,124.2	284.4	270.9	178.9	278.3	**258.0**	**-7.3%**	**-9.3%**
Other (billions of yen)												
Accumulated value of annuity insurance policies	446.4	683.3	990.4	1,205.3	1,413.3	1,303.6	1,358.9	1,413.3	1,462.5	**1,507.0**	**3.0%**	**15.6%**
Sales of JGBs for individual investors (transaction base)	1,290.6	747.8	615.2	292.3	109.6	20.2	12.8	7.8	8.1	**7.0**	**-14.2%**	**-65.6%**
Retail foreign currency bond sales	1,154.4	1,119.2	677.1	954.0	867.4	245.9	142.7	156.7	288.4	**252.6**	**-12.4%**	**2.7%**

1. **Nomura Securities.**

41

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts1

Quarter

(billions of yen)

50 40 30 20 10

0

FY2009.3 FY2010.3

QoQ YoY

2Q 3Q 4Q 1Q 2Q

10.7 15.0 10.3 15.8 14.7 -7.4% 37.6%

Commissions for distribution of investment trusts1 49.9 95.9 124.7 124.5 79.8 25.1 8.3 19.7 39.8 41.5 4.3% 65.8%

1. Nomura Securities

Full year

(billions of yen)

180

Stock brokerage commissions

150 Commissions for distribution of investment trusts 120

90 60 30

0

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

Stock brokerage commissions 103.0 153.6 98.3 75.1 50.8

Retail related data (3)

Retail client assets1

Full year Quarter

(trillions of yen)

100

Total4 85.2

80.5

Other 80 72.2 68.9

67.2

Overseas mutual funds 61.2 59.3 60

Bond investment trusts 40 Stock investment trusts 3

Domestic bonds 20

Foreign currency bonds 0

Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009

Equities 33.5 49.3 48.5 37.2 28.6 34.6 35.7

Foreign currency bonds2 4.0 3.6 3.3 2.7 5.5 5.8 5.7

Domestic bonds3 11.8 13.1 16.4 16.5 13.0 13.3 13.6

Stock investment trusts 3.3 5.3 7.4 7.3 5.0 5.9 6.4

Bond investment trusts 4.9 4.5 4.7 4.4 4.0 3.9 3.9

Overseas mutual funds 1.9 2.3 2.0 1.7 1.4 1.5 1.5

Other4 1.9 2.3 2.9 2.5 1.9 2.0 2.2

Total 61.2 80.5 85.2 72.2 59.3 67.2 68.9

1. Domestic Client Assets name changed to Retail client assets.

2. Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the third quarter of the fiscal year ended March 31, 2009.

3. Includes CBs and warrants.

4. Includes annuity insurance.

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen)

8,000

6,749

5,975

6,000

4,868 4,928 4,581

4,000

2,003 2,000 1,610 1,407 1,441 1,013

0

FY2009.3 FY2010.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

2Q 3Q 4Q 1Q 2Q

1. Retail client assets exclude portion from regional financial institutions.

Note: Net asset inflow = asset inflow – asset outflow.

Retail related data (5)

Number of accounts / IT share1

Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009

(thousands) Accounts with balance 3,678 3,780 3,953 4,165 4,467 4,494 4,517

Equity holding accounts 1,680 1,745 1,853 2,027 2,347 2,378 2,399

Nomura Home Trade (online trading a 1,716 1,969 2,243 2,765 3,095 3,130 3,166

Full year Quarter

FY2009.3 FY2010.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

2Q 3Q 4Q 1Q 2Q

New individual accounts (thousands) 425 343 417 580 608 180 218 81 65 71

IT share1

No. of orders 52% 55% 55% 57% 59% 60% 56% 60% 61% 60%

Transaction value 24% 27% 27% 29% 29% 30% 27% 29% 31% 29%

1. IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

NOMURA

Global Markets related data

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3			FY2010.3		QoQ	YoY
						2Q	3Q	4Q	1Q	2Q		
Global Fixed Income	119.8	173.8	123.1	-119.9	-217.2	-15.3	-172.1	5.4	105.4	**76.6**	**-27.4%**	**-**
Global Equities	90.2	168.5	147.9	206.0	98.9	26.4	7.3	22.8	92.8	**93.4**	**0.6%**	**254.1%**
Other	33.1	28.8	19.1	9.5	-38.9	-17.6	-6.2	-18.8	-11.1	**4.6**	**-**	**-**
Net revenue	243.1	371.1	290.0	95.6	-157.3	-6.5	-171.1	9.4	187.1	**174.5**	**-6.7%**	**-**
Non-interest expenses	182.9	213.4	231.2	321.8	417.4	80.2	124.4	140.2	124.9	**127.8**	**2.4%**	**59.5%**
Income before income taxes	60.2	157.7	58.8	-226.2	-574.6	-86.7	-295.5	-130.8	62.3	**46.7**	**-25.1%**	**-**

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

Monoline insurer-related exposure

Credit derivative transactions with monoline insurers (excluding provisions and hedged exposure)

Sep. 30, 2009 (millions of US$)

Monoline insurers by credit rating[1] (No. of companies)	Notional	Gross exposure	Counterparty risk reserves and other adjustments	Net exposure
AA(1)	$211	$63	$7	$56
Non-investment grade(4)	$8,297	$3,125	$2,659	$466
Total	$8,508	$3,188	$2,666	$522

Jun. 30, 2009 (millions of US$)

Monoline insurers by credit rating[1] (No. of companies)	Notional	Gross exposure	Counterparty risk reserves and other adjustments	Net exposure
AA(1)	$246	$83	$8	$75
Non-investment grade(4)	$8,311	$4,762	$4,251	$511
Total	$8,557	$4,845	$4,259	$586

1. **Based on S&P or Moody's depending on which rating is lower.**

46

NOMURA

Investment Banking related data

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3 2Q	FY2009.3 3Q	FY2009.3 4Q	FY2010.3 1Q	FY2010.3 2Q	QoQ	YoY
Net revenue	75.4	99.7	99.2	83.1	63.5	5.2	22.7	6.6	25.7	**20.9**	**-18.4%**	**299.2%**
Non-interest expenses	46.2	48.1	54.8	60.3	120.9	14.0	42.6	47.9	31.1	**30.7**	**-1.4%**	**119.5%**
Income before income taxes	29.2	51.5	44.4	22.8	-57.4	-8.7	-19.9	-41.3	-5.4	**-9.7**	**-**	**-**

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

League tables

Equity capital markets bookrunner league table
Japan equity and equity-related (excl. self funding)

Rank	Bookrunner	Jan. 1, 2009–Sep. 30, 2009 Proceeds (US$m)	Mkt share	No. of deals
1	Nomura	10,008.4	32.5%	20
2	Goldman Sachs	3,003.7	9.7%	2
3	Daiwa Securities SMBC	2,868.1	9.3%	5
4	JP Morgan	1,872.0	6.1%	3
5	Morgan Stanley	1,426.6	4.6%	3
6	Nikko Citi	1,091.1	3.5%	3
7	Barclays	943.3	3.1%	1
8	UBS	803.4	2.6%	2
9	Bank of America Merrill Lynch	729.5	2.4%	2
10	Mitsubishi UFJ Financial Group	680.0	2.2%	4

M&A financial advisors league table
Japan announced deals

Rank	Advisor	Jan. 1, 2009–Sep. 30, 2009 Rank Value (US$m)	Mkt share	No. of deals
1	Nomura	27,581.0	30.7%	93
2	Goldman Sachs	26,047.1	29.0%	11
3	Mizuho Financial Group	21,141.5	23.5%	105
4	Citi	21,068.9	23.4%	48
5	Daiwa Securities SMBC	16,985.1	18.9%	63
6	Morgan Stanley	14,926.2	16.6%	15
7	Mitsubishi UFJ Financial Group	14,834.7	16.5%	52
8	UBS	7,711.4	8.6%	10
9	Bank of America Merrill Lynch	7,679.6	8.5%	25
10	JP Morgan	7,249.3	8.1%	9

Global equity & equity –related bookrunner league table

Rank	Bookrunner	Jan. 1, 2009–Sep. 30, 2009 Proceeds (US$m)	Mkt share	No. of issues
1	JP Morgan	79,951	14.5%	294
2	Goldman Sachs	50,322	9.1%	184
3	Morgan Stanley	48,934	8.9%	208
4	UBS	39,535	7.2%	194
5	Bank of America Merrill Lynch	34,609	6.3%	224
6	Credit Suisse	32,010	5.8%	145
7	Deutsche Bank	29,770	5.4%	140
8	Citi	27,365	5.0%	196
9	Nomura	11,695	2.1%	40
10	RBS	11,347	2.1%	82

Domestic straight bonds (excluding self-funding)

Rank	Bookrunner	Apr. 1, 2009–Sep. 30, 2009 Proceeds (¥m)	Mkt share	No. of issues
1	Nomura	1,749,138.7	29.7%	79
2	Mizuho Financial Group	1,480,320.2	25.1%	66
3	Daiwa Securities SMBC	1,264,219.0	21.5%	59
4	Mitsubishi UFJ Financial Group	1,008,328.8	17.1%	39
5	Nikko Citi	247,316.7	4.2%	16
6	Goldman Sachs	43,326.7	0.7%	2
7	Bank of America Merrill Lynch	39,993.3	0.7%	2
8	Barclays Capital	25,900.0	0.4%	2
9	Toyota Financial Services Sec.	25,000.0	0.4%	2
10	Deutsche Bank	10,000.0	0.2%	1

Source: Thomson Reuters

47

Merchant Banking related data

FY2009.3 FY2010.3

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3 QoQ YoY

(billions of yen) 2Q 3Q 4Q 1Q 2Q

Net revenue 7.3 68.2 65.0 64.8 -69.9 20.5 -35.0 -18.4 -1.1 3.9 - -81.2%

Non-interest expenses 10.4 12.8 12.2 11.5 15.4 5.9 2.6 4.6 2.5 2.6 4.3% -55.5%

Income before income taxes -3.0 55.4 52.8 53.3 -85.3 14.6 -37.6 -23.0 -3.6 1.3 - -91.4%

Business exposure

Full year Quarter

(billions of yen)

600 543.4

Total 500 457.6

439.1

381.4 382.1 368.6

Terra Firma 400 366.3

300 260.2 256.3 Asia 254.9 231.2 210.9

200

Europe (excluding 132.1

Terra Firma) 98.7 100

0

Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009

Japan 108.4 59.9 195.5 169.5 191.7 190.2 187.2

Europe (excluding Terra Firm a) 23.7 38.8 35.7 41.4 60.0 66.6 65.9

Asia - 3.2 3.4 3.1

Sub Total 132.1 98.7 231.2 210.9 254.9 260.2 256.3

Terra Firm a 325.5 340.4 312.2 170.5 111.4 122.0 112.3

Total 457.6 439.1 543.4 381.4 366.3 382.1 368.6

Note: Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others.

Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

Asset Management related data (1)

FY2009.3 FY2010.3

(billions of yen) FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue 47.6 64.1 88.1 88.7 59.8 14.7 10.8 13.1 18.7 16.5 -11.7% 11.9%

Non-interest expenses 34.6 40.3 48.7 54.8 52.4 13.9 12.9 12.6 13.5 12.0 -11.3% -13.8%

Income before income taxes 13.0 23.8 39.4 34.0 7.4 0.8 -2.1 0.5 5.1 4.5 -12.8% 462.6%

Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total assets under management

Full year Quarter

(trillions of yen) 35

30

27.0

25.8

25 23.1 22.2 22.9

20.2

20 17.9 15

10

5

0

Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009

Note: Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, MAINTRUST KAG, and Nomura Funds Research and Technologies America, Private Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Data until March 31, 2006, include Nomura BlackRock Asset Management. Nomura Funds Research and Technologies America data as of end of May 2009.

NOMURA

Asset Management related data (2)

Nomura Asset Management assets under management



Full year
Quarter
(trillions of yen)
30
25
20
15
10
5
0
16.0
21.0
25.9
24.3
19.0
21.1
21.8
Overseas investment advisory
Domestic investment advisory
Privately placed investment trusts
Public bond investment trusts
Public stock investment trusts

	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Jun. 30, 2009	Jun. 30, 2010
Investment trusts	10.8	14.0	18.8	17.2	13.0	14.3	**14.8**
Public stock investment trusts	4.4	6.9	10.8	9.8	6.5	7.7	**8.2**
Public bond investment trusts	5.6	5.6	5.8	5.3	4.8	4.8	**4.9**
Privately placed investment trusts	0.8	1.5	2.2	2.0	1.6	1.8	**1.7**
Investment advisory	5.1	7.0	7.1	7.1	6.0	6.8	**7.0**
Domestic investment advisory	3.2	4.0	3.7	4.6	4.3	4.6	**4.7**
Overseas investment advisory	2.0	3.0	3.4	2.4	1.7	2.3	**2.3**
Total	**16.0**	**21.0**	**25.9**	**24.3**	**19.0**	**21.1**	**21.8**

Domestic public investment trust market and Nomura Asset Management market share

(trillions of yen)	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009
Domestic public stock investment trusts							
Market	28.9	45.0	59.4	57.7	40.4	45.9	**48.0**
Nomura's share (%)	15%	15%	18%	17%	16%	17%	**17%**
Domestic public bond investment trusts							
Market	13.5	13.5	13.2	12.0	11.1	11.2	**11.3**
Nomura's share (%)	42%	42%	44%	44%	43%	43%	**43%**

Source: Investment Trusts Association, Japan

Nomura Asset Management net asset inflow

(trillions of yen)	Full year					Quarter				
	FY 2005.3	FY 2006.3	FY 2007.3	FY 2008.3	FY 2009.3	FY2009.3			FY2010.3	
						2Q	3Q	4Q	1Q	2Q
Public stock investment trusts	-0.1	1.0	3.8	2.0	0.0	-0.1	-0.1	0.3	0.2	**0.3**
Exclude ETF	0.2	1.4	3.7	1.8	-0.4	-0.4	-0.1	0.2	0.3	**0.2**
Public bond investment trusts	-0.7	0.0	0.2	-0.5	-0.5	-0.1	-0.3	-0.1	0.0	**0.1**
Privately placed investment trusts	0.3	0.5	0.7	0.2	0.1	0.1	0.0	-0.1	-0.1	**-0.1**
Net asset inflow	-0.5	1.5	4.6	1.7	-0.4	-0.2	-0.4	0.1	0.1	**0.3**

50

Value at risk

Definition

99% confidence level (2.33 standard dev.)

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

From April 1, 2009, to September 30, 2009 (billions of yen)

Maximum: 14.3

Minimum: 9.9

Average: 12.3

(billions of yen) Mar. 31, Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, Sep. 30,

2005 2006 2007 2008 2009 2009 2009

Equity 3.0 6.0 4.7 4.2 3.8 4.4 2.6

Interest rate 2.8 3.3 3.7 4.7 6.7 4.0 3.4

Foreign exchange 0.7 1.4 1.4 8.0 8.7 12.1 10.9

Sub-total 6.5 10.7 9.8 16.9 19.2 20.5 17.0

Diversification benefit -2.4 -3.7 -3.6 -6.8 -7.5 -7.1 -5.2

VaR 4.1 7.0 6.2 10.1 11.7 13.4 11.8

Number of employees

Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Sep. 30, 2009

Japan (excluding FA)1 9,236 9,618 10,667 11,561 12,929 13,111

Japan (FA)2 1,875 1,948 2,174 2,377 2,391 2,294

Europe 1,535 1,515 1,791 1,956 4,294 4,369

Am ericas 1,026 1,073 1,322 1,063 1,079 1,468

Asia-Pacific3 718 778 900 1,070 4,933 4,675

Total 14,390 14,932 16,854 18,026 25,626 25,917

1. Excludes employees of private equity investee companies. 2. Figures up to March 2008 include savings advisors. 3. Includes India Powai office

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

NOMURA

Consolidated income

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3			FY2010.3	
						2Q	3Q	4Q	1Q	2Q
Revenue										
Commissions	222.0	356.3	337.5	404.7	306.8	84.9	73.4	66.3	102.0	**95.4**
Fees from investment banking	92.3	108.8	99.3	85.1	55.0	10.0	19.7	11.8	29.7	**15.6**
Asset management and portfolio service fees	78.5	102.7	146.0	189.7	140.2	42.4	29.4	25.6	30.3	**34.0**
Net gain on trading	201.7	304.2	290.0	61.7	-128.3	-21.0	-134.5	16.7	121.1	**148.5**
Gain (loss) on private equity investments	7.7	12.3	47.6	76.5	-54.8	23.2	-24.8	-15.5	-2.1	**2.0**
Interest and dividends	401.4	693.8	981.3	796.5	331.4	127.0	45.9	40.5	58.4	**53.6**
Gain (loss) on investments in equity securities	15.3	67.7	-20.1	-48.7	-25.5	-9.8	-12.9	-3.7	9.8	**-2.3**
Private equity entities product sales	75.1	88.2	100.1	-	-	-	-	-	-	**-**
Other	32.3	58.8	67.4	28.2	39.9	1.1	6.6	4.5	14.3	**8.7**
Total revenue	1,126.2	1,792.8	2,049.1	1,593.7	664.5	257.7	2.7	146.2	363.6	**355.5**
Interest expense	327.0	647.2	958.0	806.5	351.9	129.7	52.5	47.0	65.2	**55.4**
Net revenue	799.2	1,145.7	1,091.1	787.3	312.6	128.1	-49.7	99.2	298.4	**300.0**
Non-interest expenses	592.9	693.7	772.6	852.2	1,092.9	197.5	349.9	326.1	266.9	**272.7**
Income (loss) from continuing operations before income taxes	206.3	452.0	318.5	-64.9	-780.3	-69.4	-399.6	-226.9	31.4	**27.3**
Income from discontinued operations before income taxes	-	99.4	-	-	-	-	-	-	-	**-**
Income (loss) before income taxes	206.3	551.4	318.5	-64.9	-780.3	-69.4	-399.6	-226.9	31.4	**27.3**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from continuing operations	94.7	256.6	175.8	-67.8	-708.2	-72.9	-342.9	-215.8	11.4	**27.7**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from discontinued operations	-	47.7	-	-	-	-	-	-	-	**-**
Net income (loss)	94.7	304.3	175.8	-67.8	-708.2	-72.9	-342.9	-215.8	11.4	**27.7**

Note:

1. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
2. The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide– Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" for the year ended March 31, 2008.

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NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)		FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3 2Q	FY2009.3 3Q	FY2009.3 4Q	FY2010.3 1Q	FY2010.3 2Q
Retail		81.2	197.2	160.9	122.3	18.2	5.3	2.3	-5.5	27.9	**26.4**
Global Markets		60.2	157.7	58.8	-226.2	-574.6	-86.7	-295.5	-130.8	62.3	**46.7**
Investment Banking		29.2	51.5	44.4	22.8	-57.4	-8.7	-19.9	-41.3	-5.4	**-9.7**
Merchant Banking		-3.0	55.4	52.8	53.3	-85.3	14.6	-37.6	-23.0	-3.6	**1.3**
Asset Management		13.0	23.8	39.4	34.0	7.4	0.8	-2.1	0.5	5.1	**4.5**
5 Business segment total		180.6	485.7	356.3	6.2	-691.7	-74.7	-352.9	-200.1	86.3	**69.0**
Other		7.0	-33.1	22.0	-20.9	-65.4	13.6	-35.2	-22.9	-64.6	**-39.9**
Segment total		187.6	452.6	378.3	-14.7	-757.1	-61.1	-388.1	-223.0	21.7	**29.1**
Unrealized gain (loss) on investments in equity securities held for operating purposes		8.4	59.3	-38.2	-50.2	-23.1	-8.3	-11.6	-4.0	9.7	**-1.8**
Effect of consolidation/deconsolidation of certain private equity investee companies		8.9	-59.9	-21.5	-	-	-	-	-	-	**-**
US GAAP	Income (loss) from continuing operations before income taxes	204.8	452.0	318.5	-64.9	-780.3	-69.4	-399.6	-226.9	31.4	**27.3**
US GAAP	Income from discontinued operations before income taxes	-	99.4	-	-	-	-	-	-	-	**-**
US GAAP	Total	**204.8**	**551.4**	**318.5**	**-64.9**	**-780.3**	**-69.4**	**-399.6**	**-226.9**	**31.4**	**27.3**

Note:

1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information. Unrealized gain (loss) on investments held for operating purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information. In addition, Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" has been applied for private equity investments since the year ended March 31, 2008.
2. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
3. In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.
4. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
5. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

54

NOMURA

Main revenue items

	(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3 2Q	FY2009.3 3Q	FY2009.3 4Q	FY2010.3 1Q	FY2010.3 2Q
Commissions	Stock brokerage commissions (retail)	103.0	153.6	98.3	75.1	50.8	10.7	15.0	10.3	15.8	**14.7**
	Stock brokerage commissions (other)	40.2	79.5	73.2	166.6	144.7	41.3	41.8	28.9	39.2	**34.5**
	Other brokerage commissions	13.0	14.3	6.8	9.3	7.9	1.9	3.5	0.9	2.9	**-0.0**
	Commissions for distribution of investment trusts	41.7	85.1	120.5	121.2	75.9	24.2	6.9	19.1	39.5	**41.3**
	Other	24.1	23.8	38.6	32.4	27.5	6.9	6.3	7.3	4.7	**5.0**
	Total	222.0	356.3	337.5	404.7	306.8	84.9	73.4	66.3	102.0	**95.4**
Fees from Investment Banking	Equity underwriting and distribution	49.1	57.3	56.6	32.1	13.2	0.6	8.8	1.5	17.1	**7.7**
	Bond underwriting and distribution	20.5	21.2	15.3	13.4	11.9	2.8	0.6	4.0	3.8	**2.9**
	M&A / financial advisory fees	22.6	30.3	26.7	37.8	26.7	6.2	10.1	5.8	8.6	**4.9**
	Other	0.1	0.1	0.7	1.8	3.1	0.4	0.1	0.5	0.3	**0.1**
	Total	92.3	108.8	99.3	85.1	55.0	10.0	19.7	11.8	29.7	**15.6**
Asset Management and portfolio service fees	Asset management fees	51.1	68.5	106.3	150.3	104.1	31.0	21.2	18.4	22.0	**26.0**
	Administration fees	16.1	20.6	24.0	21.7	21.3	7.4	4.8	4.1	4.5	**4.6**
	Custodial fees	11.3	13.6	15.7	17.7	14.7	4.1	3.4	3.0	3.8	**3.4**
	Total	78.5	102.7	146.0	189.7	140.2	42.4	29.4	25.6	30.3	**34.0**
Net gain on trading[1]	Bonds and other	120.9	150.9	154.9	-70.3	-87.0	-22.3	-120.0	77.9	56.0	**93.8**
	Equity	76.8	148.1	137.6	137.0	-38.7	1.7	-14.0	-59.7	64.8	**53.6**
	Merchant banking	4.0	5.2	-2.5	-5.0	-2.7	-0.5	-0.6	-1.6	0.3	**1.1**
	Net interest revenue	74.3	46.6	23.3	-9.9	-20.5	-2.7	-6.6	-6.5	-6.8	**-1.9**
	Total	276.0	350.8	313.4	51.8	-148.9	-23.7	-141.1	10.2	114.3	**146.6**

1. Includes net interest revenue.

55

Nomura Holdings, Inc.

www.nomura.com